  Exhibit 99.1

NOTICE TO READER

This amended and restated statement of executive compensation (this “Statement of Executive Compensation”) of High Tide Inc. (the “Company”) for the financial year ended October 31, 2025 replaces and supersedes the previously filed statement of executive compensation attached as Schedule “B” to the Company’s annual information form filed on January 29, 2026 (the “Initial Statement”). The Company determined that this Statement of Executive Compensation should be filed to: (i) correct certain inadvertent omissions contained in the section titled “Elements of Compensation” of the Initial Statement, (ii) reproduce the section titled “Summary Compensation Table” of the Initial Statement to correct certain inadvertent errors and update for the annual incentive plan compensation that has since been finalized for the year ended October 31, 2025, (iii) correct certain inadvertent omissions and errors contained in the section titled “Employment, Consulting, and Management Agreements, and Termination and Change of Control Benefits” of the Initial Statement, and (iv) reproduce the section titled “Compensation of Directors” of the Initial Statement to correct certain inadvertent errors. All other information remains unchanged.

HIGH TIDE INC. STATEMENT OF EXECUTIVE COMPENSATION

(FOR THE YEAR ENDED OCTOBER 31, 2025)

Compensation Discussion and Analysis Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about High Tide Inc.’s (the “Corporation”) philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to: (i) the Chief Executive Officer of the Corporation (the “CEO”), (ii) the Chief Financial Officer of the Corporation (the “CFO”), (iii) each of the three most highly compensated executive officers of the Corporation, if any, whose individual total compensation was more than $150,000 for the year ended October 31, 2025 (the “Previous Fiscal Year”), (iv) each individual who satisfies the criteria under paragraph (iii) but for the fact the individual was not an executive officer of the Corporation, nor acting in a similar capacity, at as October 31, 2025 (collectively, the “Named Executive Officers”) and (v) the directors of the Corporation. During the Previous Fiscal Year, the Named Executive Officers of the Corporation were Harkirat (Raj) Grover, Mayank Mahajan, Andy Palalas, Aman Sood, and Omar Khan. The description of the Corporation’s compensation philosophy and objectives and the elements of such compensation for the Previous Fiscal Year is set forth below:

Compensation Governance

The compensation practices of the Corporation are based upon the recommendations of the Compensation Committee of the Board, which formally approves those recommendations as appropriate.

The Compensation Committee of the Corporation comprises of Ms. Andrea Elliott (Chair), Mr. Christian Sinclair and Mr. Arthur Kwan, each of whom is considered to be independent. Each of the Compensation Committee members have familiarity with compensation practices across publicly listed companies owing to their experience as investors in the retail and Cannabis sectors.

Further details as to the professional experience of the members of the Compensation Committee is contained in the section “Election of Directors.”

The Compensation Committee is responsible for recommending the levels of and nature of compensation paid to the directors and officers of the Corporation, as well as the management working in its subsidiaries. It meets throughout the year as required and on an ad hoc basis. Typically, it makes recommendations to the Board on an annual basis as regards levels of compensation and any changes in practices. To the degree it believes is appropriate, the Compensation Committee seeks advice from independent practitioners with expertise in the field of compensation matters.

In the third quarter of the Previous Financial Year, the Compensation Committee retained Global Governance Advisors Inc. (“GGA”) an independent compensation and governance advisory firm, with substantial experience working in the Cannabis sector. GGA’s mandate for the Compensation Committee was to review the Change of Control provisions for the NEOs.

The Compensation Committee led a review of Change of Control provisions amongst a peer group it considered relevant in terms of size and industry for Change of control provisions which resulted in revisions to change of control provision for NEO’s. In addition, the Compensation Committee considered the compensation results published in multiple compensation survey sources related to the cannabis sector when determining compensation for this Fiscal Year.

Compensation Philosophy and Objectives

The philosophy of the Corporation in determining compensation is that the compensation should (i) reflect the Corporation’s current state of maturity, (ii) reflect the Corporation’s performance, (iii) reflect the individual performance, (iv) align the interests of executives with those of the Shareholders, (v) assist the Corporation in retaining key individuals, and (vi) reflect the Corporation’s overall financial status.

The executive compensation program adopted by the Corporation and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the success of the Corporation. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Elements of Compensation

The executive compensation program during the Previous Fiscal Year consisted of three principal components: base compensation, discretionary cash bonuses and long-term compensation in the form of compensation securities consisting of stock options (“Options”) and restricted share units (“RSUs”) issued pursuant to the Corporation’s 20% fixed equity incentive plan (the “Omnibus Plan”). For the Previous Fiscal Year, all executive compensation was determined and administered by the board of directors of the Corporation (the “Board”) based on recommendations by the compensation committee of the Corporation (the “Compensation Committee”).

Information with respect to the Compensation Committee and its policies and practices for the compensation of the directors and executive officers of the Corporation can be found in Schedule “E” to the Corporation’s management information circular dated April 17, 2025 prepared in connection with the annual and special meeting of shareholders of the Corporation (“Shareholders”) which took place on May 29, 2025.

Compensation Peer Group

To ensure market competitiveness, the Compensation Committee considers comparable compensation data from Canadian cannabis and consumer packaged goods companies that are generally of similar size and scope and that may represent the market in which the Corporation competes for executive talent. The composition of the external compensation peer group is reviewed periodically by the Compensation Committee for its ongoing business relevance to the Corporation. The publicly available compensation data from the external compensation peer group was used as a main factor in the review and consideration of compensation levels and the composition of compensation for the Corporation’s executive officers and directors.

The factors assessed by the Compensation Committee in determining the external compensation peer group included operational and geographical focus, exchanges where issuers’ securities are listed, market capitalization, total revenue, total assets, annual cash flows, and annual levels of capital expenditures.

The following table reflects the composition of the Corporation’s external compensation peer group for the Previous Fiscal Year:

External Compensation Peer Group
Andrew Peller Ltd.	Organigram Holdings Inc.
Canopy Growth Corp.	Planet 13 Holdings Inc.
CareRx Corp.	Sundial Inc
Charlotte’s Web Holdings Inc.	Terrascend Corp
Container Store Group Inc.	Tilray Brands Inc
Corby Spirit and Wine Ltd.	Trulieve Cannabis Corp
Cresco Labs Inc.	Turning Points Brands Inc
Lanthus Capital Holdings Inc.	Village Farms International Inc.

At the time of selecting the peer group, High Tide’s size was positioned at the 44th, 55th, and 47th percentile on a market cap, revenue, and EBITDA basis, respectively.

Base Compensation

Base compensation for the Named Executive Officers is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, market conditions, as well as to the current and future financial condition of the Corporation. It is designed to provide income certainty and to attract and retain executives. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. Management and the Board have generally considered publicly available information regarding the compensation levels of executives of similarly sized companies within the industry in setting compensation. To ensure that the Named Executive Officers’ compensation is strongly competitive within the industry, the base compensation will, from time to time, be reviewed by independent external advisors and correlated with operational results.

Named Executive Officers and directors are not permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Discretionary Annual Performance Cash Bonus

The executive compensation program for the Named Executive Officers includes eligibility for discretionary incentive cash bonuses. The bonus criteria are set at the beginning of the performance period by the Board at their discretion. Bonuses may be awarded based on the attainment of corporate objectives and the executive’s performance and contribution, at the final discretion of the Board. Objectives may include strategic, financial, and operational performance goals, as well as personal performance objectives, including implementation of new strategic initiatives, the development of innovations, organizational development and other factors. The resulting bonus entitlements, if any, will therefore vary between Named Executive Officers.

Discretionary Annual Performance Cash Bonus Plan Changes for Financial Year October 31, 2025

The Compensation Committee, in collaboration with Global Governance Advisors (GGA), developed a corporate balanced scorecard to determine bonus awards for the financial year ending October 31, 2025. Together, the Compensation Committee and GGA have established defined performance categories, criteria, and weightings, utilizing a formula-based performance bonus structure of the balanced score card tied to specific corporate objectives for the full financial year.

Omnibus Plan

On April 19, 2022, the Board approved the Omnibus Plan, which was effective June 2, 2022, upon the Corporation receiving disinterested Shareholder approval (the “Effective Date”), pursuant to which the Corporation is able to issue share-based and cash- based long-term incentives to eligible participants. The Omnibus Plan replaced the former option plan and RSU plan of the Corporation (together, the “Predecessor Plans”). A copy of the Omnibus Plan is available under the Corporation’s SEDAR+ profile at www.sedarplus.ca.

All directors, officers, employees, management company employees and consultants of the Corporation or its affiliates (“Participants”) are eligible to receive Awards (as defined below) under the Omnibus Plan, subject to the terms of the Omnibus Plan. Awards include Options, stock appreciation rights, restricted share awards, RSUs, performance shares, performance units, cash-based awards and other share-based awards (collectively, the “Awards”), under the Omnibus Plan.

To provide a long-term component to the executive compensation program, the Corporation adopted the Omnibus Plan. During the year ended October 31, 2025, the Corporation granted an aggregate total of 708,164 Awards to Named Executive Officers and directors, comprised of 0 Options and 708,164 RSUs. The maximization of Shareholder value is encouraged by granting Awards. Recommendations for Awards have historically considered factors such as Awards made in previous years, the number of Awards outstanding per individual and the individual’s level of responsibility.

Risk Analysis

The Board and Compensation Committee considered risks associated with executive compensation and do not believe that the Corporation’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary, Named Executive Officers are compensated through the granting of Awards, which are compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon Shareholder return over Award vesting periods which reduces the incentive for executives to take inappropriate or excessive risks as their long- term compensation is at risk.

Performance Graph

The following graph compares the total cumulative return to a Shareholder who invested $100 in common shares of the Corporation (“Common Shares”) on December 17, 2018, with the cumulative total returns of the S&P/TSX Composite Index and Horizons Marijuana Life Sciences Index ETF as at the October 31 year end date of the Corporation for each year following December 17, 2018:

Notes:

1.	As at December 18, 2018, the Corporation was trading on Canadian Securities Exchange under the symbol “HITI”.
2.	Effective market opening on November 19, 2020, the Common Shares commenced trading on the TSX Venture Exchange under the stock symbol “HITI”.

As described herein, the compensation policy for the Corporation’s directors and Named Executive Officers is primarily tied to the financial performance of the business and long-term Shareholder value and not specifically to Common Share performance.

SUMMARY COMPENSATION TABLE

The following table provides information concerning compensation of the Named Executive Officers for the years ended October 31, 2025, 2024, and 2023:

Name and Position	Year	Salary ($)	Share-Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
					Annual Incentive Plans ($)(2)	Long- Term Incentive Plans ($)
Harkirat (Raj) Grover(4) President, CEO and Director	2025 2024 2023	825,000 750,000 550,000	1,540,111 1,423,418 224,999	Nil Nil 851,175	1,056,000 950,445 412,500	Nil Nil Nil	Nil Nil Nil	165,635(5) 87,585(6) 85,606	3,382,845 2,261,003 2,124,280
Mayank Mahajan(7) CFO	2025 2024 2023	355,311 184,808 Nil	214,848 42,956 Nil	Nil 52,065 Nil	224,192 77,519 Nil	Nil Nil Nil	Nil Nil Nil	40,457(8) 27,431(9) Nil	936,560 307,260 Nil
Andy Palalas Chief Marketing Officer	2025 2024 2023	261,000 225,000 212,000	194,933 62,355 26,500	Nil Nil 141,862	167,040 87,543 79,500	Nil Nil Nil	Nil Nil Nil	14,269(10) 6,470 5,767	729,665 293,825 465,629
Aman Sood Chief Operating Officer	2025 2024 2023	360,024 300,020 280,000	259,799 83,146 35,001	Nil Nil 42,431	230,415 116,732 105,000	Nil Nil Nil	Nil Nil Nil	16,559(11) 2,712 2,155	866,797 385,878 564,587
Omar Khan Chief Communications and Public Affairs Officer	2025 2024 2023	265,650 231,000 214,148	200,244 64,018 27,501	Nil Nil 119,875	170,016 89,878 82,500	Nil Nil Nil	Nil Nil Nil	2,212 2,212 2,255	638,122 297,230 446,279

Notes:

1.	Based on the grant date fair value determined in accordance with International Financial Reporting Standards 2, Share-based Payment and estimated using the Black Scholes pricing model, with the following key assumptions for grants during 52 weeks ended: October 31, 2023: risk-free interest rate 3.11% to 4.97% and expected volatility of 66% to 92%; October 31, 2024: risk-free interest rate 2.87% to 3.01% and expected volatility of 58.42 to 65.33%; October 31, 2025: risk-free interest rate 2.52% to 2.55% and expected volatility of 58.92% to 62.53%%.
2.	Annual incentive plan compensation amounts were awarded based on performance relative to established performance targets.
3.	Represents the fair value of other allowances provided.
4.	Mr. Grover does not receive any compensation as a director of the Corporation.
5.	Includes $24,000 car allowance and $126,923 in vacation time payout.
6.	Includes $24,000 car allowance and $48,873 in home security costs.
7.	Mr. Mahajan was appointed as CFO on May 1, 2024.
8.	Includes $35,797 in moving expenses.
9.	Includes $19,200 in moving expenses.
10.	Includes $4,788 car allowance and $6,790 in vacation time payout.
11.	Includes $13,847 in vacation time payout.

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets forth information with respect to the Awards held by the Named Executive Officers which were outstanding as of October 31, 2025:

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money Options ($)(1)	Number of Shares or Units of Shares that have not vested (#)	Market Value or payout value of Share-Based Awards that have not vested ($)(2)	Market value or payout value of vested Share- Based Awards not paid out or distributed ($)
Harkirat (Raj) Grover President, CEO & Director	900,000 -	2.75 -	Sept. 29, 2026 -	1,467,000 -	- 376,884	- 1,650,752	- Nil
Mayank Mahajan CFO	25,000 -	2.89 -	Sept 5, 2027 -	37,250 -	- 88,682	- 388,427	- Nil
Andy Palalas Chief Marketing Officer	75,000 -	2.75 -	Sept 29, 2026 -	122,250 -	- 72,200	- 316,236	- Nil
Aman Sood Chief Operating Officer	-	-	-	-	96,273	421,676	Nil
Omar Khan Chief Communications and Public Affairs Officer	100,000 - 25,000	2.75 - 2.01	Sept 29, 2026 - Jan 11, 2026	163,000 - 59,250	- 74,125 -	- 324,668 -	- Nil -

Notes:

1.	The value of unexercised in-the-money options is calculated by multiplying the number of outstanding options with an exercise price below market price (i.e., options in the money) by the delta between the market value at October 31, 2025 less the exercise price.
2.	Market Value or payout value of Share-Based Awards that have not vested, is calculated by multiplying the number of unvested Share-Based Awards by the market value as of October 31, 2025.

STOCK OPTION PLANS AND OTHER INCENTIVE PLANS

Omnibus Plan

On April 19, 2022, the Board approved the Omnibus Plan, which was effective as at the Effective Date. The Omnibus Plan replaced the Predecessor Plans. A summary of the material terms of the Processor Plans can be found in the Corporation’s management information circular for the year 2022.

Purpose of the Omnibus Plan

The Omnibus Plan serves several purposes for the Corporation. One purpose is to advance the interests of the Corporation by developing the interests of Participants in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. All Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Corporation’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan aligns the interests of Participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan is administered by the Board, or if applicable, a committee of the Board.

Omnibus Plan Maximum, Limits and Vesting Restrictions

The maximum number of Common Shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Corporation, including the Predecessor Plans, was fixed at 20% of the issued and outstanding Common Shares on the Effective Date, namely 12,617,734 Common Shares.

Common Shares underlying outstanding Awards that for any reason expire or are terminated, forfeited or cancelled shall again be available for issuance under the Omnibus Plan. Also, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the predecessor Options or predecessor RSUs pursuant to the Predecessor Plans, respectively, shall be available for grants under the Omnibus Plan. Any predecessor Options or predecessor RSUs outstanding under the Predecessor Plans shall remain subject to the terms of those awards and the Predecessor Plans, respectively.

Awards that by their terms are to be settled solely in cash shall not be counted against the maximum number of Common Shares available for the issuance of Awards under the Omnibus Plan.

No Awards, other than Options, may vest before the date that is one year following the date it is granted or issued, although the vesting required of any such Awards may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Omnibus Plan in connection with a Change in Control (as such term is defined in the Omnibus Plan), take-over bid, reverse takeover or other similar transaction.

The aggregate number of Awards which may be granted to any one Participant that is a consultant of the Corporation in any 12-month period must not exceed 2% of the issued Common Shares calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Common Shares in any 12-month period calculated at the first such grant date (and including any Participant that performs investor relations activities or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than 25% of the Options vesting in any three month period notwithstanding any other provision of the Omnibus Plan. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as such term is defined in the Omnibus Plan), as a group, must not exceed 10% of the issued and outstanding Common Shares at any point in time, unless the Corporation has obtained the requisite disinterested Shareholder approval. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12-month period to Insiders, as a group, must not exceed 10% of the issued and outstanding Common Shares, calculated as at the date any Award is granted or issued to any Insider, unless the Corporation has obtained the requisite disinterested Shareholder approval. The maximum aggregate number of Common Shares issuable pursuant to Awards granted to any one Participant in any 12-month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the date the Award is granted or issued to the Participant, unless the Corporation has obtained the requisite disinterested Shareholder approval. Participants who provide investor relations activities may not receive any Awards other than Options.

As at October 31, 2025, the Corporation had issued an aggregate total of 3,422,145 Awards outstanding under the Omnibus Plan, comprised of 2,503,457 Options and 918,688 RSUs and a total of 9,195,598 Common Shares remained authorized for issuance under the Omnibus Plan.

EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS AND TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than as provided for at common law and as disclosed below, (i) there is no agreement or arrangement that provides for payments to the Named Executive Officers or directors at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in the Named Executive Officers’ or directors’ responsibilities and (ii) there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer or director at, following or in connection with respect to change of control of the Corporation, or severance, termination or constructive dismissal of or a change in a Named Executive Officer’s or director’s responsibilities.

Harkirat (Raj) Grover - President, CEO and Director

Pursuant to an executive employment agreement, effective May 1, 2019, as amended on November 1, 2021 and on August 12, 2025, between the Corporation and Harkirat (Raj) Grover (the “Grover Agreement”), Mr. Grover may terminate his employment with the Corporation for any reason by giving a minimum of 12 months written notice to the Corporation. In the event the Corporation chooses to waive the 12 months written notice period, in whole or in part, Mr. Grover is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Grover is entitled to be paid a lumpsum payment equal to 24 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of termination without cause, Mr. Grover is entitled to be paid a lumpsum payment equal to 24 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Mayank Mahajan - CFO

Pursuant to an executive employment agreement with Mayank Mahajan effective August 10, 2025, as amended on August 12, 2025, (the “Mahajan Agreement”) Mr. Mahajan may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Mahajan is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of a termination or resignation for good reason (such as a material change in duties or reduction in compensation), within 12 months of a change of control, Mr. Mahajan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of a termination without cause, Mr. Mahajan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Andy Palalas - Chief Marketing Officer

Pursuant to an executive employment agreement, effective November 1, 2021, as amended on November 5, 2023, and on August 12, 2025, between the Corporation and Andy Palalas (the “Palalas Agreement”), Mr. Palalas may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Palalas is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Palalas is entitled to be paid a lumpsum payment equal to 12 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of termination without cause, Mr. Palalas is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Aman Sood - Chief Operating Officer

Pursuant to an executive employment agreement, effective March 21, 2021, as later amended on November 1, 2021, and as further amended on August 12, 2025, between the Corporation and Aman Sood (the “Sood Agreement”), Mr. Sood may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Sood is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Sood is entitled to be paid a lumpsum payment equal to 18 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of termination without cause, Mr. Sood is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Omar Khan - Chief Communications and Public Affairs Officer

Pursuant to an executive employment agreement, effective January 11, 2023, as amended on August 12, 2025, between the Corporation and Omar Yar Khan (the “Khan Agreement”), Mr. Khan may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Khan is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of a termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Khan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of a termination without cause, Mr. Khan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

PENSION DISCLOSURE

The Corporation does not have a pension plan or any other plan that provides for payments or benefits at, following or in connection with retirement and is not currently providing a pension to any directors of the Corporation or Named Executive Officers. The Corporation does not have a deferred compensation plan.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information with respect to the value of Awards granted pursuant to the Omnibus Plan and Predecessor Plans to the Named Executive Officers that vested during the Previous Fiscal Year:

Name and Position	Option-Based Awards - Value vested during year ($)	Share-Based Awards - Value Vested During Year ($)
Harkirat (Raj) Grover President, CEO & Director	163,788	1,540,111
Mayank Mahajan CFO	36,354	214,849
Andy Palalas Chief Marketing Officer	27,298	194,933
Aman Sood Chief Operating Officer	18,682	259,799
Omar Khan Chief Communications and Public Affairs Officer	18,882	200,244

DIRECTOR COMPENSATION

Compensation of Directors

Our directors’ compensation program is designed to attract and retain the most qualified individuals to serve on the Board. The Board, through the Compensation Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. Director compensation is structured to recognize Directors for their skills, knowledge, experience and attention in overseeing the governance of the Corporation, and to align with Shareholders’ interests. The Compensation Committee reviews Director compensation and recommends any changes to the Board to ensure that Director compensation is competitive. In making its recommendation, the Compensation Committee considers:

•	The level of compensation required to fairly reflect the risks and responsibilities of serving as a Director; and

•	The alignment of the interests of Directors and Shareholders by setting the retainers within a reasonable and competitive range of the Corporation’s Peer Group.

In consideration for serving on the Board, each Director that is not an employee is paid an annual cash retainer and an annual equity retainer, and is reimbursed for their reasonable out-of-pocket expenses incurred while serving as Directors.

In the financial year October 31, 2025, non-employee Directors of the Corporation were entitled to be paid as members of the Board, and, if applicable, as members of any committee of the Board.

The Corporation does not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

The equity retainers are paid in stock options and RSUs on an annual basis. The cash retainers are paid on a quarterly basis.

The following table sets forth all compensation to the non-Named Executive Officer directors during the year ended October 31, 2025:

Name	Fees Earned ($)	Share-Based Awards ($)(1)	Option- Based Awards ($)	Annual Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
Nitin Kaushal	216,667(3)	181,599	Nil	Nil	Nil	9,357	407,623
Arthur Kwan	171,667(4)	181,599	Nil	Nil	Nil	Nil	353,266
Andrea Elliott	186,667(5)	186,918	Nil	Nil	Nil	2,135	375,720
Christian Sinclair	166,667(6)	181,599	Nil	Nil	Nil	Nil	348,266

Notes:

1.	Share-Based Awards consist of RSUs issued in the period.
2.	All other compensation consists of expense reimbursements for travel other expenses incurred by Officers on behalf of the Corporation to attend required meetings.
3.	Includes $25,000 as chair compensation, and $91,667 for being the chair and member of the Special Committee.
4.	Includes $5,000 as chair compensation, and $66,667 for being a member of the Special Committee.
5.	Includes $20,000 as chair compensation, and $66,667 for being a member of the Special Committee.
6.	Includes $66,667 for being a member of the Special Committee.

See “Director Compensation - Outstanding Option-Based and Share-Based Awards” below for disclosure of outstanding Awards held by the directors who were not also a Named Executive Officers as at October 31, 2025.

DIRECTOR COMPENSATION - OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets forth information with respect to the Awards granted pursuant to the Omnibus Plan and Predecessor Plans to the non-Named Executive Officer directors that were outstanding as of October 31, 2025:

		Option-Based Awards			Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)(1)	Number of Shares or Units of Shares that have not vested (#)	Market Value or payout value of Share- Based Awards that have not vested ($)	Market value or payout value of vested Share- Based Awards not paid out or distributed ($)
Nitin Kaushal	N/A 141,667	N/A 2.75	N/A Sept 29 2026	N/A 230,917	32,663 N/A	143,064 N/A	Nil N/A
Arthur Kwan	N/A 125,000	N/A 2.75	N/A Sept 29 2026	N/A 203,750	32,663 N/A	143,064 N/A	Nil N/A
Andrea Elliott	N/A 37,500	N/A 2.75	N/A Sept 29 2026	N/A 61,125	32,663 N/A	143,064 N/A	Nil N/A
Christian Sinclair	N/A 87,501	N/A 2.75	N/A Sept 29 2026	N/A 142,627	32,663 N/A	143,064 N/A	Nil N/A

Notes:

1.	The value of unexercised in-the-money options is calculated by multiplying the number of outstanding options with an exercise price below market price (i.e., options in the money) by the delta between the market value at October 31, 2025 less the exercise price.
2.	Market Value or payout value of Share-Based Awards that have not vested, is calculated by multiplying the number of unvested Share-Based Awards by the market value as of October 31, 2025.

DIRECTOR COMPENSATION - INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information with respect to the value of Awards granted pursuant to the Omnibus Plan and Predecessor Plans to the non-Named Executive Officer directors that vested during the Previous Fiscal Year:

Name	Option-Based Awards - Value vested during year ($)	Share-Based Awards - Value Vested During Year ($)
Nitin Kaushal	25,782	181,599
Arthur Kwan	22,748	181,599
Andrea Elliott	6,824	186,918
Christian Sinclair	15,924	181,599